Mail Stop 3561

      October 31, 2005


Randall T. Mays
Chairman of the Board of Directors
CCE Spinco, Inc.
2000 West Loop South, Suite 1300
Houston, Texas  77027

	RE:  	CCE Spinco, Inc.
		Amendment No. 1 to Form 10-12B
		Filed October 18, 2005
      File No. 01-32601

Dear Mr. Mays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 99.1 Information Statement

The Distribution, page 39

Reasons for the Spin-Off, page 39

1. We note your revisions in response to our prior comment 28.
Please also discuss the fact that Clear Channel Communications, at the same time, has chosen to retain a significant ownership interest in Clear Channel Outdoor Holdings and the reasons why Clear
Channel
Communications is conducting the Outdoor Holdings initial public offering and your spin-off at the same time.


Selected Combined Financial Data, page 54

Cash Flow Data, page 56

2. We note your response to our prior comment 34. We will not object to your omission of the cash flow data for the two earliest periods in the selected financial data provided that you revise to disclose in the introduction to the selected financial data the reasons why this information cannot be presented and why you believe this does not render the filing misleading.

Management`s Discussion and Analysis, page 58

Global Theater Results of Operations, page 68

Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004, page 68

3. Please refer to our prior comment 40. You state that the assets are periodically reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of the assets may not be recoverable. This appears to be accounting in compliance with
SFAS 144 but rather accounted for as reductions of revenue as noted in your response. If this is the case, please tell us why these impairments are not appropriately expensed. Also, cite the accounting literature upon which you relied in recognizing the impairment of your advances as reductions of revenue.

Management, page 96

Employee Benefit Plans, page 102

4. Please include your response to our prior comment 53 in this subsection of the information statement.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

5. Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Company`s Form 10 registration statement. The report with regard to the financial statement schedules included on page F-36 should be similarly revised.



Combined Statements of Operations, page F-4

6. We note your response to prior comment number 56. As requested in our prior comment, please revise to disclose pro forma basic and diluted earnings per share for all periods presented in the Company`s statements of operations, prior to the planned effectiveness of the
Company`s Form 10 registration statement.

Note A - Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-12

7. We note your response to our prior comment number 59. As requested in our prior comment, please revise to disclose your pro forma basic and diluted earnings per share assuming the fair value method outlined in SFAS No.123 had been used to account for stock-based compensation, prior to the planned effectiveness of your Form
10 registration statement.

Note B - Long-lived Assets, page F-12

Goodwill, page F-13

8. We have reviewed your response to our prior comment number 61. However, based on the information provided in your response, we are unclear as to the nature of the purchase price allocation "correction" that was recognized during 2003. Please explain in further detail the nature of the purchase price allocation error that occurred in connection with your fiscal 2000 acquisition transaction.
Additionally, please explain in further detail the nature of the "tax contingencies" aggregating $96.4 million that were reflected as an adjustment to goodwill during 2004. We understand the rationale for reversing these tax reserves during 2004 (i.e., resolution of IRS audit) but do not understand when or why these reserves were initially established in purchase accounting for the related acquisition. We may have further comment upon receipt of your response.

Note F - Commitments and Contingencies, page F-17

9. We note your response to our prior comment 64 and require clarification. Please tell us why, given that the adverse ruling on page 95 discloses an award of damages of $90 million you have only accrued $34.9 million. If you do not believe that payment of these damages is "reasonably possible," explain in detail your basis for this conclusion. In addition, we continue to believe that the disclosures provided in your financial statements regarding your accruals for litigation and overall exposure to losses resulting from pending litigation are not adequate. Please revise Note F to your financial statements to disclose the amount of your potential exposure to loss resulting from pending litigation and the amount of the related accruals that have been established. If no estimate of the exposure to loss can be made, please include a statement to that effect in the notes to your financial statements. Refer to the requirements of paragraphs 9 and 10 of SFAS No.5 and SAB Topic 5:Y,
Question 2.

Note H - Income Taxes, page F-19

10. We refer you to our prior comment 67. Please note that the original comment asked that you explain why the recognition of provisions for the tax contingencies was appropriate. Please clarify for us the nature of the transaction that resulted in the tax contingencies and be specific in your response.

Note K - Other Information, page F-23

11. We have reviewed your response to our prior comment number 68 but do not concur with your conclusion that the materiality of the gains/losses on disposal of assets, and the materiality of the related assets or businesses disposed of should be assessed solely in relation to the Company`s total revenues for the respective periods.
We believe these gains and losses also must be assessed for materiality in relation to the Company`s operating income and net earnings for the various periods presented. Additionally, we continue to believe that the Company`s classification of these gains/losses as components of other income/expense, net, is not appropriate. Accordingly, either revise to include these gains/losses as a component of operating income or expense or as discontinued operations, as your response indicates they should be classified. Your response and your revised disclosure should clearly explain the basis for the treatment used and should include any disclosures required by SFAS No.144, as applicable.

Note L - Segment Data, page F-24

12. Please tell us what assets you have allocated to "identifiable assets" per your revised disclosure in response to our prior comment
71. Include the major classes of assets you have allocated by geographic area, including domestic operations.

*	*	*	*

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Heather Tress, Staff Accountant, at (202)
551-
3624, or Linda Cverkel, Accountant Branch Chief, at (202) 551-
3813,
if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at 202-551-3359 or Michele M. Anderson, Legal Branch Chief, at (202) 551-3833 with any other questions.

								Sincerely,




								Max Webb
								Assistant Director



cc:	via facsimile (210) 270-7205
      Daryl L. Lansdale, Jr./Fulbright & Jaworski L.L.P.
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Mr. Mays
CCE Spinco, Inc.
October 31, 2005
Page 5